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VIA EDGAR SUBMISSION AND COURIER

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ChiquitaFyffes Limited
Amendment No. 2 to Registration Statement on Form S-4
Filed July 8, 2014
And Documents Incorporated by Reference
File No. 333-195564

Dear Mr. Field:

On behalf of ChiquitaFyffes Limited (“ChiquitaFyffes”), we are writing in response to the comments contained in the Staff’s comment letter dated July 14, 2014 with respect to ChiquitaFyffes Amendment No. 2 to Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2014 (the “Form S-4”), and in response to the oral comments received from the Staff telephonically on July 15, 2014.

In response to the Staff’s oral comments concerning the material differences between the rights of Chiquita shareholders as compared to the rights that Chiquita shareholders will have as shareholders of ChiquitaFyffes, ChiquitaFyffes hereby confirms to the Staff that the proposed memorandum and articles of association of ChiquitaFyffes (the “ChiquitaFyffes Articles”) provide that approval by a special resolution of shareholders be obtained only for those matters that Irish law mandatorily requires be approved by special resolution. Where Irish law does not prescribe that a matter be approved by special resolution of shareholders, the articles of association provide that an ordinary resolution, by simple majority, be obtained.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2014

ChiquitaFyffes hereby also confirms that, other than the specific provisions presently contained in Chiquita’s articles (such as those relating to written consent of shareholders), the anti-takeover measures currently applicable to Chiquita are those which are prescribed by New Jersey statute. In particular, the New Jersey Shareholders’ Protection Act, which regulates “business combination” transactions between a New Jersey incorporated company such as Chiquita and an “interested stockholder” is, by its terms, applicable to listed and SEC registered New Jersey incorporated companies, subject to limited exceptions not applicable to Chiquita. Chiquita presently cannot opt out of that statute. Regarding Irish rules and regulations, ChiquitaFyffes also wishes to clarify that, following consummation of the combination, the Irish Takeover Panel Act 1997 and the Irish Takeover Rules, 2013 will mandatorily apply to ChiquitaFyffes, as an Irish incorporated company with shares listed on the NYSE. It is not possible under the Irish regime for ChiquitaFyffes to opt in or opt out of the regime and the related anti-takeover measures.

With respect to the Staff’s written comments, for the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by ChiquitaFyffes responses immediately after each comment. In addition, ChiquitaFyffes has filed today Amendment No. 3 to the Form S-4 (“Amendment No. 3”). ChiquitaFyffes is also delivering with this letter four courtesy copies of Amendment No. 3 marked to show the revisions ChiquitaFyffes has made in response to the Staff’s comments. In addition to changes made to reflect the comments below, changes were made to update various numbers, reflect clarifications received from the Irish Takeover Panel and reflect a few disclosure clarifications that were felt appropriate. The page numbers in the responses refer to pages of Amendment No. 3.

****

Tax Consequences of the Combination, page 122

U.S. Federal Income Tax Considerations – Chiquita and ChiquitaFyffes, page 122

1.	We note that you have filed a long-form U.S. tax law opinion related to the application of Sections 368 and 367(a)(1) of the Internal Revenue Code of 1986 to the combination. To the extent you file a long-form U.S. tax law opinion, the opinion and the disclosure in the prospectus must be consistent. Refer to Section III.B.1 of Staff Legal Bulletin No. 19. We note that the disclosure in the prospectus with respect to these code sections is not consistent with the long-form opinion. Please reconcile the U.S. tax law opinion and the associated prospectus disclosures.

In response to the Staff’s comment, ChiquitaFyffes has revised the proxy statement/prospectus to reflect that a short-form U.S. tax law opinion will be filed and the disclosure in the tax consequences section of the prospectus is the opinion of U.S. tax counsel.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2014

2.	We note your response to our prior comment 11 and reissue in part. We note that the long-form U.S. tax law opinion is limited to the application of Sections 368 and 367(a)(1) of the Internal Revenue Code of 1986 to the combination. We also note that this section includes representations as to other material tax consequences to certain investors. For example, this section includes representations as to the tax consequences related to the ownership and disposition of ChiquitaFyffes ordinary shares and the passive foreign investment company status of ChiquitaFyffes. Please expand the long-form U.S. tax law opinion to opine upon the other material tax consequences or explain why these other tax consequences are not material to investors.

Please see ChiquitaFyffes response to Comment 1.

Scope of Discussion, page 122

3.	Please refer to the first paragraph. Please delete the term “generally” from the first and second sentence. The inclusion of the term raises concern that counsel has omitted a material tax consequence with respect to the referenced investors. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. Please also revise the fourth paragraph accordingly.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 121 to remove the word “generally” as requested above.

4.	We note your response to our prior comment 13 and reissue in part. We note your disclosure in the fourth paragraph that “this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advise with respect to any specific holder.” Investors are entitled to rely on the opinions as expressed. Please delete this inappropriate disclaimer and limitation on reliance. We will not object if the section recommends that investors consult their own tax advisors with respect to their personal tax consequences which may vary for investors with different tax situations. The disclosure, however, may not disclaim reliance for the tax matters on which counsel has opined. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 121 to remove the sentence reflected in the comment above.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2014

Irish Tax Considerations, page 128

5.	We note that you have filed a short-form Irish tax law opinion. The short-form Irish tax law opinion and the tax disclosures in the prospectus both must state clearly that the disclosures in the tax consequences sections of the prospectus are the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please revise this section to state clearly that the tax consequences discussed in this section are counsel’s opinion.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 127 to reflect the comment above.

Expense Reimbursement Agreement, page 156

6.	We note your response to our prior comment 16 and reissue. The disclosure requirement in Item 4(b) of Form S-4 is based upon whether a report, opinion or appraisal materially relating to the transaction has been received from an outside party and whether such report, opinion or appraisal is referred to in the prospectus. The Lazard opinion has been referred to in the prospectus. Please advise whether Chiquita or Fyffes received a copy of the Lazard opinion in connection with its delivery to the Irish Takeover Panel or otherwise. If so, please revise to add a section to the proxy statement/prospectus which includes the information required by Item 1015(b) of Regulation M-A with respect to the Lazard opinion. Refer to Item 4(b) of Form S-4. In this regard, we note that certain disclosures related to Lazard have been provided on pages 100-101. Please also file a copy of the Lazard opinion as an exhibit or furnish a copy as part of the proxy statement/prospectus. Refer to Item 21(c) of Form S-4.

ChiquitaFyffes respectfully requests that the Staff reconsider its position. In that regard, ChiquitaFyffes respectfully submits that Lazard’s confirmation to the Irish Takeover Panel of its opinion with respect to the Expenses Reimbursement Agreement is not a “report, opinion or appraisal materially related to the transaction [that] has been received from an outside party” within the meaning of Item 4(b) of Form S-4, and therefore, the information required by Item 1015(b) of Regulation M-A is not required with respect to such confirmation.

As discussed on the call between the Staff and counsel to Chiquita, Fyffes and Lazard on July 15, 2014, the Staff’s proposed interpretation of Item 4(b) of Form S-4, which would require disclosure of the information required by Item 1015(b) of Regulation M-A with respect to a private communication between a financial advisor and a third party, is, in our judgment, new, contrary to the plain meaning of the word “received” (as distinguished from mere “possession”) and inconsistent with current market practice for interpreting the requirements of Item 4(b) of Form S-4, the comparable provisions of the proxy rules (Item 14(b)(6) of Schedule 14A) and prior SEC practice.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2014

Lazard’s confirmation of its opinion with respect to the Expenses Reimbursement Agreement was prepared for and delivered to the Irish Takeover Panel. This confirmation, a copy of which was provided supplementally to the Staff on July 12, 2014 by counsel to Lazard, is addressed solely to the Irish Takeover Panel. It is not addressed to Fyffes, Chiquita, ChiquitaFyffes or any other person, no such other person is copied, and no such other person is entitled to rely on such confirmation as a recipient thereof. Whether or not Fyffes, Chiquita, ChiquitaFyffes or any other person is in possession of a copy of Lazard’s confirmation to the Irish Takeover Panel is irrelevant to the fact that no person other than the Irish Takeover Panel “received” such confirmation and that, accordingly, the information required by Item 1015(b) of Regulation M-A is not required with respect to such confirmation.

Taking a contrary view would be inconsistent with established market practice. In each of the following transactions involving an Irish-incorporated company that entered into an expenses reimbursement agreement subject to the Irish Takeover Rules, disclosure was made to such company’s shareholders in a registration statement on Form S-4 or Proxy Statement substantially to the effect that “[financial advisor] confirmed to the Irish Takeover Panel that, in the opinion of [such financial advisor] and [Irish-incorporated company], the expenses reimbursement agreement is in the best interests of [Irish-incorporated company] and its shareholders”: (i) the combination of Eaton Corporation and Cooper Industries plc (see page 148 of Amendment No. 4 of the Registration Statement on Form S-4 filed on September 6, 2012), (ii) the combination of Actavis Inc. and Warner Chilcott plc (see page 160 of the Registration Statement on Form S-4 filed on June 18, 2013), (iii) the combination of Perrigo Company and Elan Corporation plc (see page 166 of Amendment No. 4 of the Registration Statement on Form S-4, filed on October 8, 2013), (iv) the acquisition of SkillSoft Public Limited Company by SSI Investments (see page 47 of Proxy Statement filed on April 9, 2010) and (v) the acquisition of IONA Technologies plc by SKP Acquisitions Limited (see page 48 of Proxy Statement filed on July 25, 2008). This disclosure is consistent with that made on page 156.

In discussions between the Staff and counsel to Chiquita, Fyffes and Lazard on July 15, 2014, the Staff expressed the view that there is no precedential value in relying on such transactions as such transactions may have been subject to limited or no review by the Staff. Based upon a review of the Staff’s comment letters, we, together with counsel for Lazard, respectfully disagree. For example, we note that in respect of Eaton Corporation Limited’s Registration Statement on Form S-4 filed in connection with the combination of Eaton Corporation and Cooper Industries plc, the Staff issued comment letters on July 19, 2012 and August 15, 2012 and made additional oral comments, referenced in responses submitted by Eaton Corporation Limited on August 31, 2012 and September 6, 2012. In its initial comment letter, dated as of July 19, 2012, the Staff made 65 comments relating to a wide range of issues reflecting a comprehensive review of the filing as noted in the introduction to the comment letter. We note that the Staff’s comment letters included comments expressly directed to the disclosure related to the expenses reimbursement agreement, but that none of these comments required disclosure of the information required by Item 1015(b) of Regulation M-A with respect to the equivalent confirmation to the Irish Takeover Panel which is referred to on page 148 of the prospectus in such S-4. In addition, in respect of Perrigo Company Limited’s Registration Statement on Form S-4 filed in connection with the combination of Perrigo Company and Elan Corporation plc, the Staff issued comment letters on September 10, 2013 and September 26, 2013. While ChiquitaFyffes acknowledges that the Staff limited its review of such registration statement to the issues addressed in its comments, the issues addressed in the Staff’s comments specifically related to opinions provided by financial advisors, but did not require any additional disclosure in respect of the financial advisor opinion to the Irish Takeover Panel with respect to the expenses reimbursement agreement which is referred to on page 166 of the prospectus in such S-4.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2014

In discussions with the Staff on July 15, 2014, the Staff took that position that its customary practice is to require disclosure of the information required by Item 1015(b) of Regulation M-A with respect to a private communication between a financial advisor and a third party if it is referenced in the S-4. Counsel to Chiquita, Fyffes, ChiquitaFyffes and Lazard are not aware of another situation in which the Staff required such disclosure. Counsel for Lazard also requested an example. The Staff has not pointed us to any precedent for this position.

Lazard and its counsel are concerned about the consequences resulting from the Staff’s proposed new position on this issue. In that regard, Lazard’s counsel has asked us to convey that, given prior market practice and the Staff’s prior acceptance of that practice, the letter to the Irish Takeover Panel was written without any expectation that it would be disclosed publicly at all, and certainly not disclosed in a manner that would subject Lazard to the liability provisions of the U.S. securities laws. Furthermore, Lazard is concerned about the implications of the Staff’s proposed new position. For example, the role of financial advisors to public Irish and UK companies is such that the laws and practices of those jurisdictions require financial advisors to provide a variety of assurances to the applicable Takeover Panels. Furthermore, financial, legal, and accounting advisors to parties frequently make a variety of statements to antitrust, securities and other regulators in connection with representing parties in connection with transactions involving Form S-4 or proxy statement filings that could be construed to be a “report, opinion or appraisal”. Accordingly, there is concern, as expressed by counsel to Lazard, that if the Staff were to take the position that going forward these confidential communications to third parties are potentially subject to the disclosure requirements of Rule 1015 of Regulation M-A and the filing requirements of Item 21(c) of Form S-4, this would significantly affect whether and how those communications occur going forward.

In any event, Lazard is deeply concerned that the Staff would adopt such a new disclosure position on an issue with significant implications for Lazard in this transaction, and for other advisors in future transactions, without any prior announcement of that position.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2014

ChiquitaFyffes also respectfully submits that Lazard’s confirmation to the Irish Takeover Panel is not “materially related” to the combination. As discussed in our letter to the Staff on June 12, 2014, under the Irish Takeover Rules, an Irish-incorporated company, such as Fyffes, is prohibited from entering into an agreement such as the Expenses Reimbursement Agreement, without the consent of the Irish Takeover Panel, and the Irish Takeover Panel’s consent to such an agreement is conditioned on the satisfaction of the following requirements: (1) that any payments that may be made by an Irish-incorporated company under such an agreement are capped at 1% of the value placed on such company by the transaction and (2) that such company’s financial advisor confirm to the Irish Takeover Panel that, in the opinion of such financial advisor, in the context of the scheme, such agreement is in the best interest of such Company. Lazard’s confirmation to the Irish Takeover Panel was provided solely to satisfy the requirements of the Irish Takeover Rules. The opinion expressed in Lazard’s confirmation relates solely to the Expenses Reimbursement Agreement, which is not subject to approval of Fyffes shareholders in connection with the combination or otherwise, and such opinion does not relate in any way to the merits of the combination. In addition, all material information relating to the expenses reimbursement agreement is disclosed on pages 155 through 156.

To further address the Staff’s concerns, ChiquitaFyffes has revised its disclosure on page 156 to remove the word “opinion” from the description of Lazard’s confirmation to the Irish Takeover Panel with respect to the Expenses Reimbursement Agreement, so that there is no longer a reference to a “report, opinion or appraisal.”

For the reasons set forth above, ChiquitaFyffes respectfully requests that the Staff reconsider its position. If the Staff has any questions, we, as well as counsel to Lazard or Fyffes, are available to discuss.

Management’s Discussion and Analysis of Financial Condition, page 171

7.	We note from your response to our prior comment 18 that you have revised MD&A to address our prior comment. However, we could not find your revised disclosure within the MD&A section. As previously requested, please revise MD&A to explain how the fee paid to Lazard will be accounted for by ChiquitaFyffes in connection with the consummation of the merger transaction. In this regard, we note that the fee consists of $4,000,000 for Lazard’s services in connection with the combination of which $500,000 became payable upon entry into the transaction agreement and announcement of the combination on March 10, 2014, and the balance of which is contingent upon consummation of the combination. Please revise your MD&A discussion accordingly.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2014

In response to the Staff’s comment, the disclosure on page 180 of Amendment No. 3 has been revised.

Unaudited Pro Forma Condensed Combined Financial Information, page 195

8.	We note from your response to our prior comment 19 that the terms and conditions of the Fyffes transaction and retention bonuses have not been finalized. As previously requested, to the extent that these bonus arrangements are finalized prior to the planned effectiveness of this registration statement, please revise the pro forma balance sheet to include a pro forma adjustment giving effect to these bonus arrangements.

We acknowledge the Staff’s comment. The terms and conditions of the Fyffes transaction and retention bonuses will not be finalized prior to the effectiveness of the registration statement.

9.	We note from your response to our prior comment 21 that the performance objectives related to the second tranche of the retention award have not been finalized. If the performance objectives related to the second tranche of the retention award are established and finalized prior to the effectiveness of this registration statement, please revise the pro forma statements of operations to include adjustments giving effect to compensation expense associated with the second tranche of the retention awards.

We acknowledge the Staff’s comment. The performance objectives related to the second tranche of the retention award will not be finalized prior to the effectiveness of the registration statement.

Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2013, page 199

10.	Since it appears that a pro forma adjustment to your income tax provision for the year ended December 31, 2013 is also included in footnote (B)(2) on page 209, please revise to also provide footnote (2) next to your pro forma adjustments to the provision for income taxes.

In response to the Staff’s comment, ChiquitaFyffes has updated its disclosure to provide the footnote reference on page 198 of Amendment No. 3.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2014

Note 4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of March 31, 2014, page 202

Note (B) Pro Forma Adjustments, page 203

(1) Pro Forma Adjustments, page 203

(f) Equity, page 205

11.	We note from your response to our prior comment 27 that the Fyffes portion of unrecorded combination related transaction costs, of $8,500 was recorded as an adjustment to purchase price in Note 3 and not accumulated deficit because ChiquitaFyffes believes the Fyffes portion will be a pre-combination expense and will be reflected in Fyffes historical financial statements. Please explain to us where this $8,500 has been reflected as a purchase price adjustment in Note 3 to the pro forma financial statements.

The estimated remaining pro forma adjustment for the combination related transaction costs is $16,081 (footnote 4(B)(1)(e)) and is comprised of $8,500 for Fyffes and $7,581 for Chiquita. The $16,081 is included in the accrued liabilities pro forma adjustments column. The Chiquita $7,581 is included as an offsetting adjustment to accumulated deficit (4(B)(1)(f) and the Fyffes portion of $8,500 is included in the summation of the current liabilities of $186,345 on page 201 of footnote 3.

The $186,345 is derived from the following amounts as disclosed in the unaudited pro forma condensed combined balance sheet and footnotes:

▪	Fyffes Total Current Liabilities (Historic US GAAP, US$) - $177,695
▪	Pro forma reclassification adjustment 4(B)(2)(b) - $-0-
▪	Pro forma adjustment 4(B)(1)(a) - $150
▪	Pro forma adjustment 4(B)(1)(e) - $8,500

In response to the Staff’s comment, ChiquitaFyffes has updated its disclosure on page 203 of Amendment No. 3.

Chiquita Profit Forecast, page 329

12.	We note from your response to our prior comment 28 that you are projecting US GAAP operating income (or EBIT) of $69 to $89 million for the year ended December 31, 2014, and you have projected depreciation and amortization of $61 million for the fiscal year ending December 31, 2014. However, we do not believe that your response and revised disclosure adequately address our prior comment. Please explain to us, and revise to specifically disclose, the nature of the assumptions that support the significant increase in projected EBITDA and projected operating income for the year ended December 31, 2014 from the historical amounts for the year ended December 31, 2013.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2014

In 2014, Chiquita is forecasting U.S. GAAP operating income ranging from $53 to $73 million as compared to $50 million operating income in 2013. In 2014, Chiquita is forecasting EBITDA ranging from $130 to $150 million compared to adjusted EBITDA of $118 million in 2013. We have included high level comments regarding the improvement in 2014, but one major driver is the non-recurrence of approximately $18 million of costs associated with Chiquita’s 2013 Midwest plant consolidation.

In response to the Staff’s comment, ChiquitaFyffes has updated its disclosure on page 341 of Amendment No. 3.

13.	We also note from your response to our prior comment 28 that you have revised the Chiquita profit forecast to provide a reconciliation of projected EBITDA to the most comparable GAAP measure, namely operating income. As outlined in Question 103.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures, operating income or EBIT is not considered to be the most directly comparable GAAP financial measure because EBITDA makes adjustments for items that are not included in operating income. Accordingly, please revise to reconcile projected EBITDA for 2014 to projected net income for the period. Alternatively, if you are unable to provide this disclosure because forecasted net income for 2014 is not available, please revise to provide a reconciliation of historical EBITDA for 2013 with Chiquita’s net loss for this period.

The Chiquita board has not approved a net income forecast for 2014. Accordingly, ChiquitaFyffes has updated its disclosure on page 342 of Amendment No. 3 to provide a reconciliation of historical adjusted EBITDA for 2013 with Chiquita’s net loss for the period.

Fyffes Unaudited Interim Financial Statements for the Three Months Ended March 31, 2014

Condensed Group Statements of Movements in Equity, page F-60

14.	We note from your response to our prior comment 33 that the €985,000 credit to the income statement resulted from a “true-up” of estimated compensation expense for the differences between the number of instruments expected to vest and the actual number of instruments vested. In light of the significance of this amount to the income statement for the three months ended March 31, 2014, we believe that you should revise your notes to the financial statements to explain the nature of this amount and how the amount was calculated or determined. Your response and your disclosure should also explain why this adjustment was not recognized until the first quarter of 2014.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

July 18, 2014

Our previous response did not make reference to the assessment of share option vesting conditions being an ongoing exercise undertaken at each reporting date. On that basis, we have included the following explanation in the notes to the financial statements on page F-67 of Amendment No. 3: “In the three months ended March 31, 2014, Fyffes recognised a credit to the income statement of €985,000 in relation to share options which were reassessed during the period and trued up due to a non-market performance condition (an Earnings per Share target) no longer being expected to be met.”

Exhibit 8.1

15.	Please refer to the first paragraph on page 3. We note the disclosure that “[t]his opinion is furnished to you solely for your benefit in connection with the Reorganization and is not to be relied upon by anyone else without our prior written consent.” Investors are entitled to rely on the opinions as expressed. Please have counsel delete this inappropriate disclaimer and limitation on reliance. In this regard, any language which states or implies that the tax opinion is “only” for the benefit of the company is unacceptable. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, counsel has revised its opinion in Exhibit 8.1.

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If you have additional questions or require any additional information with respect to the Form S-4 or this letter, please do not hesitate to contact me at (212) 735-2218 or david.friedman@skadden.com or my colleague, John Nelson at (312) 407-0607 or john.nelson@skadden.com.

Very truly yours,

/s/ David J. Friedman
David J. Friedman

cc:	Brian W. Kocher
Principal Executive Officer
ChiquitaFyffes Limited

James E. Thompson
Secretary
ChiquitaFyffes Limited